paragon

RECEIVED

2008 OCT 14 A 11:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

[redacted]

08005359

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A

01 October 2008

SUPPL

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st August – 30th September 2008.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

John G Gemmell
Group Company Secretary

Enc

PROCESSED
OCT 16 2008
THOMSON REUTERS

JLW 10/14

finance for people

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

"CCTM" means the City Code on Takeovers and Mergers, issued by The Panel on Takeovers and Mergers, the designated supervisory authority pursuant to the Directive on Takeover Bids (2004/25/EC).

Document	Date Distributed	Required Distribution Date	Source of Requirement
1. Regulatory Announcement – Blocklisting Interim Review	12 September 2008	12 September 2008	LR3.5.6
2. Regulatory Announcement – Discussions concerning a possible offer terminated	15 September 2008	15 September 2008	CCTM Rule 2
3. Regulatory Announcement – Director/PDMR Shareholding	30 September 2008	01 October 2008	DR3.1.2

Regulatory Announcement

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Company	Paragon Grp Of Co's
TIDM	PAG
Headline	Blocklisting Interim Review
Released	10:35 12-Sep-08
Number	3163D10

RNS Number : 3163D
Paragon Group Of Companies PLC
12 September 2008

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of scheme
THE PARAGON 2000 EXECUTIVE SHARE OPTION SCHEME
....

3. Period of return:
From 12/03/2008 .... To 11/09/2008 ....

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme
17,000 ORDINARY SHARES OF £1 EACH

....

5. Number of shares issued / allotted under scheme during period:
0

....

6. Balance under scheme not yet issued / allotted at end of period
17,000 ORDINARY SHARES OF £1 EACH

....

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
595,000 ORDINARY SHARES OF 10P
EACH ON 09/07/2003. THESE SHARES WERE CONSOLIDATED INTO 59,500 ORDINARY SHARES OF £1 EACH ON 28/01/2008.

....

Please confirm total number of shares in issue at the end of the period in order for us to update our records
299,159,605 GROSS
298,490,705 NET OF SHARES HELD IN TREASURY

....

Contact for queries:

Name JOHN GEMMELL

....

Address ST CATHERINE'S COURT,
HERBERT ROAD,
SOLIHULL,
WEST MIDLANDS
B91 3QE

....

Telephone 0121 712 2075

....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

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Regulatory Announcement

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Company	Paragon Grp Of Co's
TIDM	PAG
Headline	Discussions concerning a possible offer terminated
Released	16:02 15-Sep-08
Number	4710D16

RNS Number : 4710D
Paragon Group Of Companies PLC
15 September 2008

The Paragon Group of Companies PLC ("Paragon" or the "Company")

15 September 2008

Discussions concerning a possible offer terminated

During recent weeks the Board of Paragon has undertaken discussions with parties who approached the Company with a view to making an offer for the Company. These discussions culminated in the Board receiving a proposal in relation to a possible offer for the Company at a price of 125 pence per share in cash, which the Board does not consider to be acceptable. Having taken account of the views of its leading shareholders, the Board has informed the proposed offeror that it does not intend to pursue the proposal any further.

Although other discussions have been taking place during this period, the Board does not believe that these discussions are likely to result in an offer being forthcoming which it would consider to be acceptable. The Board has therefore terminated all current discussions. This announcement is made without the agreement or approval of the potential offerors. The

Board has taken financial advice from UBS Investment Bank.

Following the rights issue undertaken in February 2008, Paragon's assets remain match funded to maturity. As of 31 March 2008, the Paragon Group has net assets of £612.8 million, equal to 205 pence per share outstanding. In the absence of an acceptable offer for the Company, the Board intends to continue to pursue the delivery of value for shareholders over time from Paragon's high quality book of buy to let and consumer loan assets, and by using the Paragon Group's skills, resources and business platform to develop other revenue generating activities.

Trading update

Consistent with the Interim Management Statement on 16 July 2008, the Company has continued to trade in line with management's expectations during the eleven months to 31 August 2008, with small positive variances in net interest income and costs balanced by reduced other income and increased impairments. Arrears in the consumer books remain stable and whilst arrears over three months within the buy to let books have risen over the summer months they remain significantly below the industry average. The small increase in impairments has resulted from the higher buy to let arrears and the decline in house prices.

Lending activity remains consistent with the Interim Management Statement on 16 July 2008, with first mortgage lending mainly limited to further advances, and secured personal finance lending marginally higher than for the same period last year. The redemption rate within the buy to let book has reduced during the summer months compared to the average monthly rate for the year to date, in line with management's expectations.

<u>For further information, please contact:</u>

The Paragon Group of Companies PLC
Bob Dench, Chairman
Nigel Terrington, Chief Executive
Nick Keen, Finance Director

Tel: 0121 712 2024

UBS Investment Bank
Adrian Haxby
Patrick Porritt
Neil Patel
Tel: 020 7568 8000

Fishburn Hedges
Morgan Bone
Andy Berry
Tel: 020 7839 4321

UBS Investment Bank is acting as financial adviser and broker to Paragon and no-one else in connection with the subject matter of this announcement and will not be responsible to anyone other than Paragon for providing the protections afforded to clients of UBS Investment Bank or for providing advice in relation to any proposed offer for the Company or any other matter referred to herein.

END

Regulatory Announcement

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Company	Paragon Grp Of Co's
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	16:49 30-Sep-08
Number	7502E16

RNS Number : 7502E
Paragon Group Of Companies PLC
30 September 2008

<u>DIRECTOR SHAREHOLDING</u>

On 29 September 2008 The Paragon Group of Companies PLC granted the following awards under the Paragon Performance Share Plan ("PPSP"):

Director	Award granted	Exercise period	Total awardsoutstanding
N S Terrington	844,051	29/09/11 - 29/03/12	1,017,811

N Keen	632,475	29/09/11 - 29/03/12	762,695
J A Heron	450,160	29/09/11 - 29/03/12	528,022
P Pandya	405,144	29/09/11 - 29/03/12	477,168

The awards will be subject to an absolute total shareholder return performance condition, whereby the increase in the net return index over the performance period, based on a share price that is equivalent on the grant date to 125 pence per share, must at least equal compound annual growth of 10%. 35% of the awards will vest for 10% compound annual growth over the performance period, increasing on a straight-line basis to full vesting for compound annual growth of 15%. The performance period is the three year period commencing on the date of grant.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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